Media Release Zürich, April 6, 2021

Trading Update
Zürich, April 6, 2021 –While our financial results are still subject to detailed finalization and review, we would expect to report a pre-tax loss for 1Q 2021 of approximately CHF 900 million. This includes a charge of CHF 4.4 billion in respect of the failure by a US-based hedge fund to meet its margin commitments as we announced on March 29, 2021. This will negate the very strong performance that had otherwise been achieved by our investment banking businesses and the increase in the year-on-year profits in all three of our wealth management businesses, as well as in asset management, with particular strength in our Asia Pacific division. Net new assets were positive during the quarter across our three wealth management businesses as well as in asset management and in the Swiss corporate and institutional business.

In terms of our capital position, while this is also still subject to our usual end-period finalization and review processes, we would currently expect the 1Q 2021 CET1 ratio to be at least 12%. With regard to leverage, we expect our 1Q 2021 Tier 1 leverage ratio to be at least 5.4% and our 1Q 2021 CET1 leverage ratio to be at least 3.7%. Following the completion of share buybacks in 1Q 2021, we have suspended the share buyback program and we do not intend to resume share purchases before we have regained our target capital ratios and restored our dividend. As of the end of 1Q21, our liquidity position remains strong with HQLA balances expected to exceed USD 200 billion and the Group liquidity coverage ratio (LCR) expected to exceed 200%.

With regard to the four supply chain finance funds, where we continue to see cash inflows, we will distribute a separate update on further repayments within the next few days.

We acknowledge that both the US hedge fund and the supply chain finance fund matters require substantial further review and scrutiny. The Board of Directors has launched investigations into both of these matters which will not only focus on the direct issues arising from each of them, but also reflect on the broader consequences and lessons learned. We have also undertaken senior management changes within the Investment Bank division and within the Risk and Compliance organization as separately announced today.

Thomas Gottstein, CEO of Credit Suisse Group said: “The significant loss in our Prime Services business relating to the failure of a US-based hedge fund is unacceptable. In combination with the recent issues around the supply chain finance funds, I recognize that these cases have caused significant concern amongst all our stakeholders. Together with the Board of Directors, we are fully committed to addressing these situations. Serious lessons will be learned. Credit Suisse remains a formidable institution with a rich history.”

Our 1Q 2021 financial results will be published on April 22, 2021.

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Media Release Zürich, April 6, 2021

Contact details
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,770 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information

This document contains certain unaudited financial information for the first quarter of 2021. This information has been derived from management accounts, is preliminary in nature and is subject to change, including as a result of any normal quarterly adjustments resulting from completion of quarter-end procedures in relation to the financial statements for the first quarter of 2021. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for this period will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2021 will be included in our 1Q21 Earnings Release and our full 1Q21 Financial Report.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period. Liquidity coverage ratio is calculated using a three-month average, which is calculated on a daily basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The Tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS Tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports

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as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.
The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
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the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

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the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

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potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
-	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
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the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
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actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;

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-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020.

Copyright © 2020 CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.

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